ORIGINAL

CBOE C2 EXECUTE SUCCESS

15020300

RECEIVED
2015 APR 15 PM 4:16
SEC / MR

Jaime Galvan
Senior Attorney
Legal Division
400 S. LaSalle Street
Chicago, IL 60605
Phone: 312-786-7058
Fax: 312-786-7919
galvanj@cboe.com

April 14, 2015

Via Federal Express Overnight
Chris Grobbel
U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F. Street N.E.
Washington DC 20549

Re: Form 1 – Exhibit F

Dear Mr. Grobbel:

Pursuant to Securities Exchange Act Rule 6a-2, enclosed is the original and two copies of an amended Trading Permit Holder form of C2 Options Exchange, Incorporated ("C2"). A copy of this form is also available on the C2 Website at: http://www.c2exchange.com/PermitHolders/HowToJoin.aspx.

C2 – Amended Form

C2 Permit Holder Election for a CBOE TPH Organization – Revised October 2014

Sincerely,

Jaime Galvan

Enclosures

CBOE C2 EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

C2 PERMIT HOLDER ELECTION for a CBOE TPH ORGANIZATION

1. Name: ______________________________ Tax ID #: ___ - ______________

2. E-mail Address: ______________________________ BD #: 8 - ______________

3. Mailing Address: ______________________________

   City: ______________ State: __________ Zip Code: __________ Phone: ______________

4. Designate at least one employee or agent (Responsible Person) as your administrator for the organization's use of the System and as a contact person to represent the organization with respect to matters relating to C2 Options Exchange, Incorporated (C2). The Responsible Person must be a United States-based officer, director or management-level employee of the Permit Holder, who is responsible for the direct supervision and control of Associated Persons of that Permit Holder.

   ______________________ ______________ ______________________
   Name Phone E-mail Address

   ______________________ ______________ ______________________
   Name Phone E-mail Address

5. Capacity (ies) in which the organization seeks to act on C2:
   - ☐ Market-Maker
   - ☐ Proprietary Trader
   - ☐ Broker
   - ☐ Clearing Participant
   - ☐ Transact Business with the Public (attach C2 Application)

6. Identify the Clearing Participant issuing the guarantee for the organization's activity on C2:

   Name: ______________________________ OCC #: __________

ORGANIZATION CONSENT TO JURISDICTION AND CERTIFICATIONS

The organization hereby agrees on behalf of itself and its associated persons to abide by the Bylaws and Rules of C2, as they shall be in effect from time to time.

The organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to C2, upon request, any information they may have concerning the organization, and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to C2.

The organization authorizes C2 to make available to any governmental agency, national securities exchange, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information C2 may have concerning the organization, and the organization hereby releases C2 from any and all liability of whatsoever nature by reason of furnishing such information.

The organization certifies that all associated persons required to be fingerprinted have been fingerprinted and the organization affirms that it is not associated with a person subject to a statutory disqualification, unless any such individual's association is otherwise appropriately approved by an SRO.

The organization agrees to promptly update its application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of its application to C2 and prior to any approval of the application.

The organization recognizes that the statements in the application materials furnished to C2 may be verified by investigation, and hereby declare that they are true, complete and accurate.

______________________________ ______________________
Authorized Signatory's Name Title

______________________________ ______________________
Signature of Authorized Signatory Date